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SEC Mail Processing Section

MAR 05 2018

Washington DC 408

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 18181

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Golf Host Securities, Inc

OFFICIAL USE ONLY
18181
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

36750 US Highway 19 North
(No. and Street)

Palm Harbor	FL	34684
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Debra J Nobile — 727-942-5210
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Exempt
(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

GA RMS

OATH OR AFFIRMATION

I, Debra J Nobile, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Golf Host Securities, Inc, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DONNA A. LINDNER
Commission # GG 051286
Expires February 19, 2021
Bonded Thru Troy Fain Insurance 800-385-7019

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIL:RA

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

March 25, 1988

Mr. Richard L. Akin
Assistant Treasurer
Golf Hosts, Inc.
Post Office Drawer 1088
Tarpon Springs, Florida 34688-1088

Dear Mr. Akin:

This is in response to your August 31, 1987 letter wherein you requested a review of the Division of Market Regulation's (the "Division") view that an exemption from filing audited annual financials, as required by paragraph (d) of Rule 17a-5 of the Securities and Exchange Act of 1934 (the "Act") (17 C.F.R. §240.17a-5), was unavailable to Golf Hosts Securities, Inc. ("Securities").

I understand the pertinent facts to be as follows: Golf Hosts, Inc. ("Golf Hosts") is the parent company of both Golf Host Resorts, Inc. ("Resorts") and Securities. Resorts owns and operates Innisbrook Resort and Golf Club in Tarpon Springs, Florida ("Innisbrook") and Tamarron Inn & Golf Club in Durango, Colorado ("Tamarron"). Securities is a registered broker-dealer. Securities acts as a broker (agent) for Innisbrook and Tamarron in soliciting subscriptions for securities. As of February 20, 1987, Innisbrook was merged with and into Tamarron. On March 1, 1988, Golf Hosts Securities, Inc. filed its audited report of financial statements, as required by paragraph (d) of Rule 17a-5, for the calendar year ending December 31, 1987.

Securities is required, pursuant to the provisions of paragraph (d) of Rule 17a-5, to file a certified annual report of financial statements on a calendar or fiscal year basis. Such report must be as of the same fixed or determinable data each year unless a change is approved by the Commission. Securities chose December 31 as its audit date; therefore, Securities was required to prepare a certified annual report as of December 31, 1987.

Received Golf Hosts

MAR 30 1988

In light of Securities having filed its audited annual report for the 1987 calendar year, Securities no longer needs exemptive relief from that requirement. With regards to the requirement that Securities file certified financials in 1988, it would appear that due to the merger of Innisbrook and Tamarron, Securities' business is now limited to acting as a broker (agent) for a single issuer.

It is the view of the Division that the exemption provided in paragraph (e) of Rule 17a-5 is available only to a broker or dealer whose securities business has been limited, since the date of the previous financial statements or report filed pursuant to Rule 15b1-2 (17 C.F.R. §240.15b1-2) under the Act, to acting as a broker (agent) for a single issuer. On the basis of your August 31, 1987 letter, subsequent correspondence, and the above facts and representatives, it would appear that Securities would qualify for the exemption from filing audited financial as is provided in Rule 17a-5(e)(e)(1)(A) (17 C.F.R. §240.17a-5(e)(1)(i)(A)) of the Act.

Sincerely,

K. Susan Grafton

K. Susan Grafton
Staff Attorney

cc: Kenneth Newman
Atlanta Regional Office

Elizabeth Wollin - Automated Reports
National Association of Securities Dealers, Inc.

Golf Host Securities, Inc
Profit & Loss Statement
For the Twelve Months Ending December 31, 2017

Current Month Actual	Current Month Last Yr	Description	Year-To-Date Actual	Year-To-Date Last Yr
		Revenue		
$25,797	$46,915	Commissions Other	$427,952	$315,780
25,797	46,915	Total Income	427,952	315,780
		Payroll & Related Expenses		
12,403	12,080	Salaries and Wages	148,803	154,652
5,422	7,820	Incentive	72,585	52,619
1,087	5,753	Payroll Taxes & Emp Benefits	49,777	60,239
18,912	25,653	Total Payroll & Related Expenses	271,165	267,510
		Expenses		
694	0	Advertising - Direct mail	1,664	320
0	0	Advertising - Display/Directory	69	0
0	50	Advertising - Newspapers	586	1,066
0	76	Bank Charges	0	76
100	0	Contract Services	2,471	0
366	485	Dues & Subscriptions	5,638	6,319
154	0	Equipment Rental	1,077	0
125	122	Licenses & Permits	1,910	1,729
128	643	Miscellaneous	2,283	1,948
297	32	Office Supplies	2,142	2,334
(200)	(266)	Postage & Courier	(1,014)	1,537
44	88	Printing & Stationery	769	1,814
75	75	Professional Fees	1,697	2,311
0	67	Public Relations	2,297	3,156
120	168	Telephone	1,692	1,827
0	0	Training & Education	0	223
197	0	Travel - Meals & Entertainment	262	123
78	59	Travel Expense	496	693
2,178	1,599	Total Expenses	24,039	25,476
		Fixed Expenses		
2,583	2,583	Rent	31,000	31,000
378	548	Insurance - Liability	5,726	5,576
581	840	Depreciation	581	840
3,542	3,971	Total Fixed Expenses	37,307	37,416
1,165	15,692	Income before Interest & Taxes	95,441	(14,622)
		Interest Capital & Other		
1,165	15,692	**Net profit**	95,441	(14,622)

Golf Host Securities, Inc.
Statement of Cash flows

		Twelve months ended December 31,	
		2017	2016
Cash flows from operating activities:			
Net income/(loss)	$	95,441	(14,621)
Adjustments to reconcile net income to net cash by operating activities:			
Depreciation		581	840
Deposits and other assets		1,123	(2,710)
Other changes in operating assets and		890	26,690
Total changes in working capital		96,255	(43,181)
Net cash used in operating activities			
Cash flows from investing activities:			
Purchases of property and equipment		(1,038)	(706)
Net cash used in investing activities		(1,038)	(706)
Cash flows from financing activities:			
Member distributions		-	-
Net cash used in financing activities		-	-
Net change in cash		95,217	(43,887)
Cash, beginning of period		149,601	193,488
Cash, end of period	$	244,818	149,601

Golf Host Securities, Inc.
Balance Sheet
December 31, 2017 & 2016

	12/31/17	12/31/16
Assets		
Cash Account	$ 244,818	$ 149,601
Inventory	0	414
Prepaid Expenses	4,807	6,539
InterCompany	32,352	27,626
Property Plant & Equipment	927	470
Deferred Expenses	1,587	2,710
Total Assets	$ 284,491	$ 187,360
Liabilities		
Accounts Payable	$ 127	$ -
Accrued Liabilities	8,458	6,894
Other Current Liabilities	0	0
Total Liabilities	8,585	6,894
Owner's Equity		
Owner's Contributions	60,437	60,437
Owner's Withdrawals	-	-
Retained Earnings	120,028	91,367
Retained Earnings Current Year	95,441	28,662
Total Owner's Equity	275,906	180,466
Total Liabilities and Owner's Equity	$ 284,491	$ 187,360